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                             December 21, 2023

       Jon Olsen
       Partner, Goodwin Procter LLP
       Sequans Communications S.A.
       520 Broadway, Suite 500
       Santa Monica, CA 90401

                                                        Re: Sequans
Communications S.A.
                                                            Amended Schedule
TO-T filed December 18, 2023
                                                            Amended Schedule
13E-3 filed December 18, 2023
                                                            Filed by Renesas
Electronics Europe GmbH et al.
                                                            File No. 005-86632

       Dear Jon Olsen:

              We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

               Please respond to this comment by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this comment, we may have additional comments.

       Amended Schedule TO

       General

   1. Please tell us how the treatment of Sequans' several securities in several countries, as reflected in the
various exhibits filed on December 18, 2023, complies with the provisions of Rule 14e-5.
 Jon Olsen
FirstName LastNameJon Olsen
Sequans Communications   S.A.
Comapany21,
December  NameSequans
              2023       Communications S.A.
December
Page 2    21, 2023 Page 2
FirstName LastName
        We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

         Please direct any questions to Daniel Duchovny at 202-551-3619.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Mergers &
Acquisitions